4000 One Williams Center | Tulsa, OK 74172-0148 | p 918-586-5711 | f 918-586-8982 | cwlaw.com

J. Ryan Sacra | Attorney at Law
p 918-586-8528 | f 918-586-8628 | rsacra@cwlaw.com

September 30, 2011

Mr. H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Empire Petroleum Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 23, 2011

Form 10-Q for Quarterly Period Ended June 30, 2011

Filed August 12, 2011

File No. 001-16653

Dear Mr. Schwall:

In connection with your review of the above-captioned filing, we offer the following responses to the comments and requests contained in your September 19, 2011 letter to Albert E. Whitehead of Empire Petroleum Corporation (the “Company”). To facilitate your review of our responses, we have restated each of your comments followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.	We note your disclosure at page 13 that your primary business is the exploration and development of oil and gas interests. Please revise your disclosure to provide all the information required by Subpart 1200 of Regulation S-K. In this regard, we note the definition of “oil and gas producing activities” under Rule 4-10(a)(16) of Regulation S-X. For example, and without limitation, please disclose the remaining terms of your leases and concessions, if material. See Item 1208(b) of Regulation S-K.

In accordance with your comment, the Company is filing today an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 that includes the remaining terms of its leases and concessions.

2.	Please ensure that all documents intended to be filed as exhibits are correctly filed as exhibits. In this regard, we note that your officer certifications are not filed as exhibits, but are instead attached to the body of your Form 10-K.

In accordance with your comment, the Company is filing today an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 that correctly files as exhibits all items that are intended to be filed as exhibits, including officer certifications.

Business, page 3

3.	We note your disclosure at page six that the Tensleep is an excellent oil reservoir with the potential of 700 barrels of oil per acre foot recovery. We also note your disclosure at page six that engineering studies have estimated the reserve potential of the prospect at between 1 million to 4 million barrels of oil. Please provide to us independent, third-party support with respect to such statements, or remove such statements from your disclosure.

In accordance with your comment, the Company has provided you with the requested third-party support. Nevertheless, the Company is filing today an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 that removes such statements.

Market for Registrant’s Common Equity, Related Stockholder Matters…, page 8

4.	We note your disclosure that your common stock is traded on NASDAQ’s over-the-counter bulletin board system. However, this does not appear to be consistent with the information set forth on the website of the OTC Bulletin Board at http://www.otcbb.com/static/symbol.stm. Such website suggests that your common stock is not quoted on the OTC Bulletin Board. Please advise.

The Company’s common stock is traded on the OTCQB. See http://www.otcmarkets.com/stock/empr/quote. In accordance with your comment, the Company is filing today an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 to disclose that the Company’s common stock is traded on the OTCQB.

Item 9A. Controls and Procedures, page 17

5.	We note that the revisions to your future filings as proposed in your correspondence dated September 17, 2008 are not reflected in your annual report for the year ended December 31, 2010; as such, we reissue the comments in our comment letter dated September 10, 2008.

a.	Please revise your future filings to state whether there were any changes in your internal controls over financial reporting identified in connection with your evaluation of disclosure controls and procedures, which occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

b.	Please revise your disclosure in future filings to more clearly state whether or not you have concluded that internal control over financial reporting is effective, as opposed to disclosing that you “believe” that it is effective.

We refer you to Item 308 of Regulation S-K for further guidance.

a.       The Company’s disclosure in future filings (including the Form 10-K/A discussed herein) will be revised to state whether there were any changes in the Company’s internal controls over financial reporting indentified in connection with its evaluation of disclosure controls and procedures, which occurred during the Company’s last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

b.      The Company’s disclosure in future filings (including the Form 10-K/A discussed herein) will be revised to more clearly state whether or not the Company has concluded that internal control over financial reporting is effective, as opposed to disclosing that it “believes” that it is effective.

Exhibits

6.	Please file all material agreements required by Item 601(b)(10) of Regulation S-K. For example, and without limitation, we note your reference at page five to agreements related to your Gabbs Valley Prospect.

In accordance with your comment, the Company is filing today an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 that includes the only additional material agreement to which the Company is a party that is required to be filed by Item 601(b)(10) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibits 31 and 32

7.	Please amend your filing to date your certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a) and Exchange Act Rule 13a-14(b) or 15d-14(b). Please note that these certifications must be signed by your principal executive officer and principal financial officer as of the filing date. Please revise. Refer to Item 601(B)(31) and Item 601 (B)(32) of Regulation S-K.

In accordance with your comment, the Company is filing today an amended Quarterly Report on Form 10-Q/A for the period ended June 30, 2011 to date the certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a) and Exchange Act Rule 13a-14(b) or 15d-14(b).

We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.

Yours very truly,

 /s/ J. Ryan Sacra

J. Ryan Sacra

cc: Empire Petroleum Corporation

Albert E. Whitehead